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                        March 11, 2022

       James Zimbler
       Vice President of Corporate Finance
       Cannagistics Inc.
       150 Motor Parkway
       Suite 401
       Hauppauge, NY 11787

                                                        Re: Cannagistics Inc.
                                                            Form 10-K for the
fiscal year ended July 31, 2021
                                                            File No. 0-55711

       Dear Mr. Zimbler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences